UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 24, 2020

Commission File Number 333-234096

Sibanye Stillwater Limited

(Translation of registrant’s name into English)

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Bridgeview House, Ground Floor

Weltevreden Park, 1709

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Effective as of February 24, 2020, the scheme of arrangement in terms of section 114 of the South African Companies Act, 2008 (the “Scheme”) between Sibanye Gold Limited (“SGL”) and Sibanye Stillwater Limited (“Sibanye-Stillwater”) described in Sibanye-Stillwater’s registration statement on Form F-4 (Registration Statement No. 333-234096) was implemented. The Scheme resulted in, among other things, SGL’s operations being reorganized under Sibanye-Stillwater, which became the parent company of the group.

Prior to the implementation of the Scheme, SGL’s ordinary no par value shares were registered pursuant to Section 12(b) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). Upon implementation of the Scheme, Sibanye-Stillwater became the successor issuer to SGL under the Exchange Act, and will succeed to SGL’s reporting obligations thereunder. Pursuant to Rule 12g-3(a) promulgated under the Exchange Act, the Sibanye-Stillwater ordinary no par value shares (the “Sibanye-Stillwater Shares”) are deemed to be registered under paragraph (b) of Section 12 of the Exchange Act.

The SGL ordinary no par value shares have ceased to trade on the JSE Limited (the “JSE”) under the symbol “SGL”, and the Sibanye-Stillwater Shares have commenced trading on the JSE under the symbol “SSW”.

The SGL American depositary shares will cease to trade on the New York Stock Exchange (the “NYSE”) under the symbol “SBGL” prior to the opening of business on February 24, 2020, and the Sibanye-Stillwater American depositary shares will commence to trade on the NYSE under the symbol “SBSW” following the opening of business on February 24, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Stillwater Limited

Date: February 24, 2020	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer

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